Exhibit 99.1
News release via CNW Telbec, Montreal 514-878-2520

    Attention Business/Financial Editors:
    ACTS completes its acquisition of a majority stake in Aeroman

    MONTREAL, Feb. 13 /CNW Telbec/ - ACE Aviation Holdings Inc. (ACE)
announced today that its wholly owned subsidiary ACTS LP (ACTS) has completed the acquisition of 80 per cent of Grupo TACA Holdings Limited's (Grupo TACA)
aircraft maintenance division, Aeromantenimiento, S.A (Aeroman).

    About ACE Aviation Holdings

    ACE is a holding company of various aviation interests including Air
Canada, Aeroplan Limited Partnership, Jazz Air LP and ACTS LP.

    About ACTS

    Montreal-based ACTS, a wholly owned subsidiary of ACE Aviation Holdings, is a full-service maintenance, repair and overhaul (MRO) organization that provides airframe, engine and component maintenance and various ancillary services. It services more than 100 global customers, including Air Canada,
Delta Air Lines, the Department of National Defense of Canada, JetBlue, and
Air Transat. ACTS operates maintenance centres across Canada with a combined workforce of 3,800 employees and major bases in Montreal, Toronto, Winnipeg and Vancouver.

    About Aeroman

    Aeroman of El Salvador has been providing world-class heavy maintenance repairs, engine accessory replacement and inspections for over 20 years. It employs a workforce of about 1,000 with all technical personnel being FAA and
EASA certified. Aeroman has ISO 9001:2000 certification with a high reputation of quality and customer service. It is a founding member of the Airbus MRO
Network. Its major clients include Grupo TACA, JetBlue and US Airways.
    %SEDAR: 00020954EF          %CIK: 0001295721

    /For further information: ACE: Isabelle Arthur (Montral), (514)
422-5788; Peter Fitzpatrick (Toronto), (416) 263-5576; Angela Mah (Vancouver),
(604) 270-5741; ACTS: Ann-Marie Gagn, (514) 856-6714; www.aceaviation.com/
    (ACE.A. ACE.B.)

CO:  ACE AVIATION HOLDINGS INC.

CNW 16:15e 13-FEB-07